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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EQUITY ONE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294752100

(Cusip Number)

Chaim Katzman
1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

1.	Name of Reporting Person: CHAIM KATZMAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, WC, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ISRAEL AND THE UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,021,274

		8.	Shared Voting Power: 26,321,487

		9.	Sole Dispositive Power: 1,021,274

		10.	Shared Dispositive Power: 26,321,487

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,342,761

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.3%%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 294752100

1.	Name of Reporting Person: MGN (USA), INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC,WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,088,361

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,088,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,088,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 294752100

1.	Name of Reporting Person: MGN AMERICA, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,284,820

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,284,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,284,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 294752100

1.	Name of Reporting Person: GAZIT (1995), INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,612,405

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,612,405

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,612,405

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 294752100

1.	Name of Reporting Person: GAZIT-GLOBE (1982), LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ISRAEL

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 26,321,487

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 26,321,487

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,321,487

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 44.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 294752100

1.	Name of Reporting Person: SILVER MAPLE (2001), INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,793,580

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,793,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,793,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 294752100

1.	Name of Reporting Person: FICUS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,386,856

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,386,856

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,386,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.1%

14.	Type of Reporting Person (See Instructions): CO

EQUITY ONE, INC.

SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This amendment no. 1 to Schedule 13D (this “Amendment No. 1”) is filed as the first amendment to the Statement on the Schedule 13D dated September 20, 2001 (the “Original Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Equity One, Inc., a Maryland corporation (the “Issuer”), which has its principal executive offices at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

     This Amendment No. 1 reflects material changes in the information contained in the Original Schedule 13D, which are more fully reflected in Items 2, 3, 5, 6 and 7 below.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)   This Schedule 13D represents the joint filing of Chaim Katzman, MGN (USA), Inc. (“MGN (USA)”), MGN America, Inc. (“MGN America”), Gazit (1995), Inc. (“Gazit”), Gazit-Globe (1982), Ltd. (“Gazit-Globe”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Group”). Gazit-Globe is an Israeli publicly held corporation. Information is also provided in Items 2-6 of this Amendment No. 1 for Mr. Dori Segal, President and a director of Gazit-Globe. To the knowledge of the Group, none of the directors of Gazit-Globe individually owns any shares of Common Stock of the Issuer other than Messrs. Katzman and Segal.

     (b)   The address of each member of the Group is as follows:

Chaim Katzman	c/o Equity One, Inc.
1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

Gazit-Globe (1982), Ltd.	1 Derech Hashalom
Tel Aviv, Israel 67892

MGN (USA), Inc.	c/o Gazit Group, Inc.
1660 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

MGN America, Inc.	c/o Gazit Group, Inc.
1660 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

Gazit (1995), Inc.	c/o Gazit Group, Inc.
1660 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

Silver Maple (2001), Inc.	c/o Gazit Group, Inc.
1660 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

Ficus, Inc.	c/o Gazit Group, Inc.
1660 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

The address for Dori Segal is c/o First Capital Realty Inc., 161 Bay Street, Suite 2820, M5J 2S1, Toronto, Ontario, Canada.

Cusip No. 294752100	SCHEDULE 13D	Page 10 of 16

     (c)   The occupations of Chaim Katzman and the principal business of the other members of the Group are as follows:

Chaim Katzman	1. Chairman of the Board and Chief Executive Officer of Equity One, Inc.,* located at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179

2. Chairman of the Board of Gazit-Globe.

3. President and a director of each of MGN (USA), MGN America, Gazit, Ficus and Silver Maple.

4. Chairman of the Board of First Capital Realty Inc.**, an Ontario corporation, located at 161 Bay Street, Suite 2820, M5J 2S1, Toronto, Ontario, Canada.

Gazit-Globe (1982), Ltd.	Gazit-Globe is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly.

MGN (USA), Inc.	MGN (USA) is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. MGN (USA) is a wholly-owned subsidiary of Gazit-Globe.

MGN America, Inc.	MGN America is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. MGN America is a wholly-owned subsidiary of MGN (USA)

Gazit (1995), Inc.	Gazit is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Gazit is a wholly-owned subsidiary of MGN (USA)

Silver Maple (2001), Inc.	Silver Maple is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Silver Maple is a wholly-owned subsidiary of First Capital Realty Inc.**

Ficus, Inc.	Ficus is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus is a wholly-owned subsidiary of First Capital Realty Inc.**

     The occupation of Dori Segal is President and a director of Gazit-Globe and President and CEO of First Capital Realty Inc. Mr. Segal is also a director of Equity One, Inc.*

Cusip No. 294752100	SCHEDULE 13D	Page 11 of 16

*Equity One, Inc. is a self-administered, self-managed real estate investment trust, or a REIT, and its the principal business is acquiring, renovating, developing and managing community and neighborhood shopping centers.

**First Capital Realty Inc. is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus and Silver Maple are each wholly-owned by First Capital Realty Inc.

     (d)   None of the members of the Group have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)   The citizenship of Chaim Katzman and the state or country of organization of the other members of the Group is as follows:

Chaim Katzman	United States and Israel
Gazit-Globe (1982), Ltd.	Israel
MGN (USA), Inc.	Nevada
MGN America, Inc.	Nevada
Gazit (1995), Inc.	Nevada
Silver Maple (2001), Inc.	Nevada
Ficus, Inc.	Delaware

The citizenship of Dori Segal is the United States and Israel.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Information regarding the sources and amount of funds and other consideration used to acquire the shares of Common Stock owned by the Group as of the date of the Original Schedule 13D was provided therein. The following provides a discussion of the sources and amount of funds and other consideration used to acquire shares of Common Stock by the Group subsequent to that date.

Dividend Reinvestment and Stock Purchase Plan

     On or about February 22, 2000, the Issuer adopted a Dividend Reinvestment and Stock Purchase Plan (the “Dividend Plan”) which allows the Issuer’s stockholders to purchase shares of Common Stock and to reinvest all or a portion of their cash dividends in additional shares of Common Stock. Once enrolled in the Dividend Plan, a stockholder may reinvest dividends paid on all or a portion of its shares of Common Stock, when and if declared by the Issuer’s Board of Directors, to purchase additional shares of Common Stock. Stockholders are also permitted to buy additional shares of Common Stock by making optional cash investments from $100 to $5,000 per month.

     During the period from February, 2000 through June, 2002, certain of the eligible members of the Group participated in the Dividend Plan and acquired an aggregate of 1,002,755 shares of Common Stock through the reinvestment of dividends declared on the shares held by the Group. None of the members of the Group (other than Mr. Katzman with respect to the shares of Common Stock held directly by him and as custodian for his children) has purchased shares of Common Stock under the Dividend Plan since June, 2002 , but may do so in the future under the plan.

Cusip No. 294752100	SCHEDULE 13D	Page 12 of 16

Open Market Purchases

     From time to time certain members of the Group have purchased shares of Common Stock in open market transactions. In particular, in July and November 2002, MGN (USA) acquired an aggregate of 152,300 shares of Common Stock in open market purchases. Members of the Group may from time to time purchase additional shares of Common Stock in open market transactions.

Acquisition of IRT Property Company and Concurrent Private Placement

     On February 12, 2003, the Issuer acquired IRT Property Company, a Georgia corporation (“IRT”), by the statutory merger (the “Merger”) of IRT with and into the Issuer pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of October 28, 2002 (the “Merger Agreement”), between the Issuer and IRT. Upon completion of the Merger, MGN (USA), Sliver Maple and Mr. Katzman received 297,855, 13,500 and 1,800 shares of Common Stock, respectively, in exchange for their 330,951, 15,000 and 2,000 shares of IRT common stock, respectively.

     Concurrently with the completion of the Merger, the Issuer completed a private placement of an aggregate of 6,911,000 shares of Common Stock to existing, affiliated investors, including Group members MGN America and Silver Maple, pursuant to the terms and conditions of a Common Stock Purchase Agreement, dated as of October 28, 2002 (the “Stock Purchase Agreement”). The investors were also granted registration rights pursuant to a Registration Rights Agreement dated as of October 28, 2002, with respect to all of the shares purchased in the private placement. MGN (USA) was an original signatory to the Stock Purchase Agreement and the Registration Rights Agreement, but on February 11, 2003, MGN (USA) assigned its rights thereunder to MGN America. On February 12, 2003, in connection with the consummation of the private placement and the Merger, MGN America and Silver Maple purchased an aggregate of 4,284,820 and 1,036,650 shares of Issuer Common Stock for a purchase price of $57,716,525 and $13,963,675, respectively, based on an initial price of $13.47 per share of Issuer Common Stock. The initial purchase price of $13.47 is subject to adjustment up to a maximum of $13.50, in accordance with the Stock Purchase Agreement. If the price is adjusted to the maximum amount, MGN America and Silver Maple will be required to pay an additional aggregate amount of $128,544.60 and $31,099.50, respectively.

     A substantial portion of the purchase price paid by each of MGN America and Silver Maple to the Issuer in connection with the private placement was financed through borrowings from international commercial banks (collectively, the “Bank”). In connection with the closing under the Stock Purchase Agreement, the Bank extended a loan to Gazit-Globe in the aggregate principal amount of $29,000,000. Pursuant to an Intercompany Loan Agreement entered into on February 11, 2003, Gazit-Globe loaned the proceeds of the Bank’s loan to MGN America, an indirect wholly-owned subsidiary of Gazit-Globe. An additional $6,980,000 was loaned directly by the Bank to Silver Maple pursuant to a Loan and Security Agreement dated February 11, 2003. As security for the Bank’s loan to Gazit-Globe, MGN America entered into a Pledge and Security Agreement, (the “Pledge and Security Agreements”), a Guarantee (the “Guarantee”), and a Cash Collateral Agreement (the “Cash Collateral Agreement” and together with the Pledge and Security Agreements and the Guarantee, the “MGN America Security Agreements”) each dated February 11, 2003. In addition, as security for the Bank’s loan to Silver Maple, Silver Maple entered into a Pledge and Security Agreement, dated as of February 11, 2003 (the “Silver Maple Pledge and Security Agreement,” and together with the MGN America Security Agreements, the “Security Agreements”). Pursuant to the Security Agreements, MGN America and Silver Maple have (i) pledged to the Bank all of the Issuer Common Stock purchased pursuant to the Stock Purchase Agreement, (ii) pledged to the Bank certain of their respective rights under the Registration Rights Agreement, (iii) established a deposit account with the Bank for any proceeds related to (i) and (ii), including annual dividends declared and paid by the Issuer, and (iv) granted the Bank an irrevocable proxy to vote the pledged shares of Issuer Common Stock purchased pursuant to the Stock Purchase Agreement upon occurrence and during the continuation of an event of default under the loan and Security Agreements.

Cusip No. 294752100	SCHEDULE 13D	Page 13 of 16

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by each member of the Group was for investment. No member of the Group currently has any plans or proposals that relate to or would result in:

(a)	the acquisition or disposition by any member of the Group of additional securities of the Issuer; PROVIDED, HOWEVER, that each member of the Group reserves the right to acquire additional securities of the Issuer for investment purposes or to dispose of securities of the Issuer at any time;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any material change in the Issuer’s present business or corporate structure;

(g)	changes in the Issuer’s present charter, bylaws or similar instruments, or such other actions that may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to those enumerated above.

     Each member of the Group may, from to time, review or reconsider his or its position and formulate plans or proposals with respect to items (a) through (j) above, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)(i)   As of February 12, 2003, after giving effect to the Merger, the approximate aggregate percentage of Issuer Common Stock reported beneficially owned by each member of the Group is based on 59,119,107 shares outstanding. As of the date hereof:

               (a)   Chaim Katzman beneficially owns, or may be deemed to exercise control or direction over, 27,342,761 shares of Common Stock, which represents 46.3% of the issued and outstanding shares of the Common Stock. This number includes (1) 5,088,361 shares of Common Stock owned by MGN (USA), (2) 4,284,820 shares of Common Stock owned by MGN America, (3) 3,612,405 shares of Common Stock owned by Gazit, (4) 1,155,465 shares of Common Stock owned by Gazit-Globe, (5) 6,793,580 shares of Common Stock owned by Silver Maple, (6) 5,386,856 shares of Common Stock owned by Ficus, (7) 785,824 shares of Common Stock owned directly by Mr. Katzman, (8) 65,450 shares of Common Stock owned by Mr. Katzman and his wife as custodian for their children and (9) options to acquire an aggregate of 170,000 shares of Common Stock currently exercisable directly by Mr. Katzman. Does not include options to acquire an aggregate of 430,000 shares of

Cusip No. 294752100	SCHEDULE 13D	Page 14 of 16

Common Stock not currently exercisable directly by Mr. Katzman. Mr. Katzman is President of each of MGN (USA), MGN America, Gazit, Silver Maple and Ficus and Chairman of the Board of Gazit-Globe;

               (b)   Gazit-Globe beneficially owns 26,321,487 shares of Common Stock, which represents 44.5% of the outstanding shares of the Common Stock. This number includes (1) 5,088,361 shares of Common Stock owned by MGN (USA), a wholly-owned subsidiary of Gazit-Globe, (2) 4,284,820 shares of Common Stock owned by MGN America, an indirect wholly-owned subsidiary of Gazit-Globe, (3) 3,612,405 shares of Common Stock owned by Gazit, an indirect subsidiary of Gazit-Globe, (4) 6,793,580 shares of Common Stock owned by Silver Maple, which is indirectly controlled by Gazit-Globe, (5) 5,386,856 shares of Common Stock owned by Ficus, which is indirectly controlled by Gazit-Globe and (6) 1,155,465 shares of Common stock owned by directly by Gazit-Globe;

               (c)   MGN (USA) beneficially owns 5,088,361 shares of Common Stock, which represents 8.6% of the outstanding shares of the Common Stock.;

               (d)   MGN America beneficially owns 4,284,820 shares of Common Stock, which represents 7.2% of the outstanding shares of the Common Stock;

               (e)   Gazit beneficially owns 3,612,405 shares of Common Stock, which represents 6.1% of the outstanding shares of the Common Stock;

               (f)   Silver Maple beneficially owns 6,793,580 shares of Common Stock, which represents 11.5% of the outstanding shares of the Common Stock; and

               (g)   Ficus beneficially owns 5,386,856 shares of Common Stock, which represents 9.1% of the outstanding shares of the Common Stock.

     (ii)   The Group has been advised that Dori Segal beneficially owns 8,000 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.

     (b)   For information regarding shared versus sole voting and disposition powers of each member of the Group, see Items 7, 8, 9, and 10 on each of the cover pages. The shared voting and disposition power of Mr. Katzman includes (i) 5,088,361 shares of Common Stock owned by MGN (USA), (ii) 4,284,820 shares of Common Stock owned by MGN America, (iii) 3,612,405 shares of Common Stock owned by Gazit, (iv) 1,155,465 shares of Common Stock owned by Gazit-Globe, (v) 6,793,580 shares of Common Stock owned by Silver Maple, (vi) 5,386,856 shares of Common Stock owned by Ficus, and (vii) 785,824 owned by Mr. Katzman, (viii) 65,450 shares of Common Stock owned by Mr. Katzman and his wife as custodians for their children and (ix) options to acquire an aggregate of 170,000 shares of Common Stock currently exercisable directly by Mr. Katzman. Mr. Katzman is the President of MGN (USA), MGN America, Gazit, Silver Maple and Ficus, and is the Chairman of the Board of Gazit-Globe.

     The shared voting and disposition power of Gazit-Globe includes (v) 5,088,361 shares of Common Stock owned by MGN (USA), a wholly-owned subsidiary of Gazit-Globe, (w) 4,284,820 shares of Common Stock owned by MGN America, which is indirectly controlled by Gazit-Globe, (x) 3,612,405 shares of Common Stock owned by Gazit, a wholly-owned subsidiary of Gazit-Globe, (y) 6,793,580 shares of Common Stock owned by Silver Maple, which is indirectly controlled by Gazit-Globe and (z) 5,386,856 shares of Common Stock owned by Ficus, which is indirectly controlled by Gazit-Globe.

     (c)   For information regarding transactions during the last 60 days, see Item 4 above.

     (d)   The shares of Common Stock held by the members of the Group are pledged as security for loans made to individual members of the Group. Pursuant to the promissory notes and other credit documents governing those loans, the respective creditors have the right, upon an event of default, to receive the dividends from the pledged Common Stock. Otherwise, no other person, except those persons identified in this Schedule 13D, has the

Cusip No. 294752100	SCHEDULE 13D	Page 15 of 16

right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Amendment No. 1.

     As of the date hereof, an aggregate of 23,752,515 shares of Common Stock beneficially owned by the Group, representing approximately 40.2% of the Issuer’s outstanding shares of Common Stock, have been pledged to commercial banks and other financial institutions.

     (e)   Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the members of the Group (or Dori Segal), or between any member of the Group (or Dori Segal) and another person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for those described in the Original Schedule 13D and the proxy and other arrangements with financial institutions, including the Bank, as security for the loans made to individual members of the Group described in Items 5(c) and (d) above, subject to standard default and similar provisions contained in such loan and related security agreements.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Loan Agreement, entered into on February 11, 2003, between Gazit-Globe (1982) Ltd. and MGN America, Inc.

Exhibit 2	Loan Agreement, dated as of February 12, 2003, between Silver Maple (2001), Inc. and commercial bank.

Exhibit 3	Pledge and Security Agreement, dated as of February 12, 2003, made by Silver Maple (2001), Inc. in favor of commercial bank.

Exhibit 4	Pledge and Security Agreement, dated as of February 11, 2003, made by MGN America, Inc. in favor of Bank Leumi le Israel B.M.

Exhibit 5	Cash Collateral Agreement, made as of February 11, 2003, by and between MGN America, Inc. and Bank Leumi le Israel B.M.

Exhibit 6	Guarantee, dated as of February 11, 2003, made by MGN America, Inc. in favor of Bank Leumi le Israel B.M.

Cusip No. 294752100	SCHEDULE 13D	Page 16 of 16

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2003	/s/ Chaim Katzman

Chaim Katzman

MGN (USA), INC.

By: /s/ Chaim Katzman

Chaim Katzman President

MGN AMERICA, INC.

By: /s/ Chaim Katzman

Chaim Katzman President

GAZIT (1995), INC.

By: /s/ Chaim Katzman

Chaim Katzman President

GAZIT-GLOBE (1982), LTD.

By: /s/ Chaim Katzman

Chaim Katzman Chairman of the Board

SILVER MAPLE (2001), INC.

By: /s/ Chaim Katzman

Chaim Katzman President

FICUS, INC.

By: /s/ Chaim Katzman

Chaim Katzman President